Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 11, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on June 11, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated June 8, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

June 11, 2007	Name:	Wan Feng
	Title:	Vice President and Executive Director Acting Chief Executive Officer

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the
People's Republic of China with limited liability)
(the “Company”)
(Stock code: 02628)

DISCLOSEABLE TRANSACTION SUBSCRIPTION OF SHARES IN CHINA MINSHENG BANKING CORP., LTD.

The Company entered into the Share Subscription Agreement with CMBC on 8 June 2007, pursuant to which CMBC has conditionally agreed to issue, and the Company has conditionally agreed to subscribe for the Subscription Shares. The Subscription Shares represent approximately 4.93% of total share capital of CMBC upon the completion of the Private Placement. The subscription price of each Subscription Share is RMB9.08 (or approximately RMB7.63025 per Subscription Share after adjustment on ex-rights basis). The total amount of Subscription Shares is 600,000,000 shares (or approximately 714,000,000 shares after adjustment on ex-rights basis). The total consideration for the Subscription Shares will be RMB5,448,000,000 (equivalent to approximately HK$5,554,139,600), which will be paid by the Company by way of cash.

The Subscription, when aggregated with the CMBC Shares acquired by the Company in the past 12 months (including the existing CMBC Shares held by the Company) pursuant to Rule 14.22 of the Listing Rules, constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing further information on the Subscription will be sent to the Shareholders as soon as practicable.

As the Share Subscription Agreement may or may not complete, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

SHARE SUBSCRIPTION AGREEMENT

The Company entered into the Share Subscription Agreement with CMBC on 8 June 2007, pursuant to which CMBC has conditionally agreed to issue, and the Company has conditionally agreed to subscribe for the Subscription Shares. The Subscription Shares represent approximately 4.93% of the total share capital of CMBC upon the completion of the Private Placement. The Subscription Shares will be subject to a lock-up period of 26 months and will upon completion of their issue be duly issued and fully paid-up, and shall rank pari passu with all other CMBC Shares which have been issued.

Consideration

The subscription price of each Subscription Share is RMB9.08 (or approximately RMB7.63025 per Subscription Share after adjustment on ex-rights basis). The total consideration for the Subscription Shares will be RMB5,448,000,000 (equivalent to approximately HK$5,554,139,600), which will be paid by the Company by way of cash. The price range of the subscription price

Commission File Number 001-31914

was resolved in the shareholders’ meeting of CMBC dated 8 August 2006, and the subscription price was determined pursuant to the price consultation process conducted by CMBC for the Private Placement. The Subscription will be financed from the Company’s internal resources.

The subscription price shall be paid in the following manner:

Within 2 working days from the date of signing of the Share Subscription Agreement, the Company shall pay a sum of RMB4,903,200,000 in cash into an account designated by CMBC. The balance of consideration (ie RMB544,800,000) will be satisfied by the Guarantee Payment.

Conditions Precedent

The Share Subscription Agreement is conditional upon the granting of approvals by the relevant regulatory authorities.

Completion of the Subscription is subject to China Securities Depository and Clearing Corporation Limited confirming that all subscriptions with respect to the Private Placement are completed.

Other major terms of the Share Subscription Agreement

If the Share Subscription Agreement is not completed as a result of the Company not being eligible and/or the number of Subscription Shares not having been approved by the regulatory authorities, both parties shall not be liable for any breach. Within 2 working days after CMBC’s confirmation that the Company has not been approved by the relevant regulatory authorities, CMBC shall return to the Company the Guarantee Payment (or the consideration of the Subscription Shares (if paid already)) together with corresponding interest.

If, owing to reasons relating to regulatory approval, the number of Subscription Shares eventually acquired by Company is different from the number agreed in the Share Subscription Agreement, CMBC will not be liable to issue the shortfall of the Subscription Shares to the Company. However, CMBC will, based on the actual number of Subscription Shares issued and the amount of consideration paid by the Company, return the consideration for the shortfall of the Subscription Shares to the Company together with the corresponding interest.

As the Share Subscription Agreement may or may not complete, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

REASONS AND BENEFIT FOR THE TRANSACTION

Through the Company’s investment in CMBC, the Company strives to further improve its investment return and create greater value for the Shareholders. It is currently intended that the Subscription Shares will be held as long term investment. The Directors (including the independent non-executive Directors) consider the terms of the Subscription are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

INFORMATION ON CMBC

CMBC is a joint stock commercial bank established in accordance with the PRC law with its shares listed on the Shanghai Stock Exchange (stock code: 600016). Pursuant to the 2006 annual report of CMBC, as at 31 December 2006, it has a paid up share capital of approximately RMB10,167,112,110.

Commission File Number 001-31914

At 31 December 2006, the total asset value and total liability value of CMBC prepared in accordance with the Accounting Standards for Business Enterprises and the Accounting System for Business Enterprises of the PRC were approximately RMB700,449,323,000 and RMB681,144,263,000, respectively. For the two years ended 31 December 2006, the consolidated profit before and after tax of CMBC prepared in accordance with the Accounting Standards for Business Enterprises and the Accounting System for Business Enterprises of the PRC is approximately as follows:

	For the year ended 31/12/2006		For the year ended 31/12/2005
Profit before tax	RMB	5,324,484,000	RMB	4,193,431,000
Profit after tax	RMB	3,831,826,000	RMB	2,673,417,000

GENERAL

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, CMBC is not a connected person of the Company and is independent of the Company and its connected persons.

REQUIREMENT UNDER THE LISTING RULES

The Subscription, when aggregated with the CMBC Shares acquired by the Company in the past 12 months (including the existing CMBC Shares held by the Company) pursuant to Rule 14.22 of the Listing Rules, constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing further information on the Subscription will be sent to the Shareholders as soon as practicable.

DEFINITIONS

“Board”	the board of Directors;

“Company”	China Life Insurance Company Limited. The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance polices, annuity contracts, long-term health insurance policies and short-term health insurance policies;

“connected person”	has the meaning ascribed to it under the Listing Rules;

“CMBC”	China Minsheng Banking Corp., Ltd., a company incorporated in the PRC and shares of which are listed on the Shanghai Stock Exchange (stock code: 600016);

“CMBC Shares”	ordinary shares of CMBC listed on the Shanghai Stock Exchange and denominated in RMB;

“Directors”	the directors of the Company;

Commission File Number 001-31914

“Guarantee Payment”	a sum of RMB544,800,000 being guarantee payment made by the Company to CMBC upon the submission of the formal application form for subscription of the Subscription Shares. Both parties agreed that such guarantee payment can be used by the Company as part payment of the consideration;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	the People’s Republic of China, but for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region and Taiwan Region;

“Private Placement”	the issue of not more than 3,500,000,000 CMBC Shares by CMBC by way of private placement;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shares”	ordinary shares in the capital of the Company with a par value of RMB1.00 each;

“Shareholders”	the shareholders of the Company;

“Share Subscription Agreement”	the share subscription agreement dated 8 June 2007 between CMBC and the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Subscription”	the subscription of the Subscription Shares by the Company on the terms and subject to the conditions set out in the Share Subscription Agreement;

“Subscription Shares”	600,000,000 CMBC Shares (or approximately 714,000,000 CMBC Shares after adjustment on ex-rights basis) to be issued by CMBC to, and subscribed for by, the Company pursuant to the Share Subscription Agreement.

In this announcement, unless otherwise indicated, the exchange rates of HK$1-RMB0.98089 set by The People’s Bank of China for foreign exchange transaction prevailing on 8 June 2007 have been used where applicable. Such conversions are for the purpose of illustration only and shall not constitute a representation that any amount has been, could have been or may be exchanged using such or any exchange rate.

By Order of the Board of

China Life Insurance Company Limited

Heng Kwoo Seng

Company Secretary

Commission File Number 001-31914

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Long Yongtu, Sun Shuyi,
Ma Yongwei, Chau TakHay,
Cai Rang, Ngai Wai Fung

Hong Kong, 8 June 2007